Articles of Amendment
of
Eden Bioscience Corporation

Pursuant to RCW 23B.10.060, the following Articles of Amendment are executed by the undersigned, a Washington corporation:

1.     The name of the corporation is Eden Bioscience Corporation.

2.     Article 2. Capital Stock, Subsection 2.1 of the Restated Articles of Incorporation of the corporation, is hereby amended in its entirety to read as follows:

"2.1   Authorized Capital

Effective on April 18, 2006 at 5:00 p.m., pacific daylight time (the "Effective Time"), every three outstanding shares of this corporation's Common Stock shall be combined and reclassified into one share of Common Stock of this corporation, thereby giving effect to a one-for-three reverse stock split of this corporation's Common Stock (the "Reverse Split"). No fractional shares of Common Stock shall be issued in the Reverse Split; instead, shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu of such fraction. After giving effect to the Reverse Split, the total number of shares that this corporation is authorized to issue is 43,333,333, consisting of 33,333,333 shares of Common Stock, par value $0.0025 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The Common Stock is subject to the rights and preferences of Preferred Stock as set forth below."

3.     The amendment effects a one-for-three reverse stock split of the corporation's outstanding Common Stock (the "Reverse Split"). No fractional shares of Common Stock shall be issued in the Reverse Split. Whether fractional shares would have been issuable (but for the preceding sentence) upon the Reverse Split shall be determined based on the total number of shares of Common Stock held by each shareholder immediately following the Reverse Split (after aggregating any fractional shares resulting from the Reverse Split of each such shareholder's Common Stock). In lieu of issuing fractional shares resulting from the Reverse Split, the corporation shall pay cash in an amount equal to the fair value of each such fractional share, such fair value to be calculated by multiplying (a) the fraction to which the shareholder would otherwise be entitled by (b) the per share closing sales price of the Common Stock on the trading day immediately preceding the effective date of the Reverse Split, as reported on the Nasdaq Capital Market (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the corporation's Board of Directors). The Reverse Split shall occur automatically without any further action by the holders of the shares affected thereby and whether or not the certificates representing such shares, if in certificated form, are surrendered to this corporation or its transfer agent. With respect to outstanding shares of Common Stock represented by stock certificates, the corporation shall not be obligated to issue certificates evidencing such shares of Common Stock and cash in lieu of fractional shares resulting from the Reverse Split unless the certificates evidencing such shares of Common Stock are either delivered to the corporation's transfer agent or the shareholder notifies the transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates.

4.     The amendment was adopted by the Board of Directors on April 11, 2006. Shareholder action was not required pursuant to RCW 23B.10.020(4)(b).

5.     These Articles of Amendment shall be effective at 5:00 P.M., Pacific daylight time, on April 18, 2006.

These Articles of Amendment are executed by said corporation by its duly authorized officer.

DATED: April 17, 2006
EDEN BIOSCIENCE CORPORATION

By: /s/ Bradley S. Powell
Name: Bradley S. Powell
Its: Vice-President and Chief Financial Officer